Exhibit 21

Subsidiaries of Flag Financial Corporation	State of Organization

Flag Bank	Georgia

Flag Financial Corporation Statutory Trust	Delaware

Flag Financial Statutory Trust II	Delaware

Flag Financial Statutory Trust III	Delaware

First Capital Statutory Trust I	Connecticut